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                                                                    EXHIBIT 99.3

                                April 30, 1997



To Selling Security Holders of
Thousand Trails, Inc.'s Common Stock
issuable upon the exercise of Thousand
Trails, Inc.'s Common Stock Purchase Warrants

     Re: Supplement to the Blue Sky Memorandum for Thousand Trails, Inc.'s Common Stock issuable upon the exercise of the Company's Common Stock Purchase Warrants (the "Warrants")

     Attached is a copy of the Supplemental Blue Sky Memorandum updating the status of the Blue Sky qualification process for the Warrants. Qualification has now been completed in California, Kansas, Illinois, and New York.

     In addition, please be advised that in view of the recent adoption of Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"), Thousand Trails, Inc. (the "Company") will no longer require advance notification by Selling Security Holders, other than "affiliates" of the Company, before the commencement of selling efforts. Selling Security Holders are reminded, however, of their obligations under the Exchange Act, including Regulation M, when engaging in a distribution of the Warrants.

     Walter B. Jaccard, General Counsel and Secretary of the Company, can be reached at 972-488-5007 or 206-881-1882 to address any questions concerning the foregoing.

                              Very truly yours,

                              THOUSAND TRAILS, INC.

                              By:  Walter B. Jaccard
                                   General Counsel and Secretary